EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended
	March 31,
(dollar amounts in thousands)	2009	2008
Pretax income (loss) from continuing operations before adjustment for income from unconsolidated subsidiaries	$(7,094)	$2,571
Add:
Fixed charges	8,279	10,928

Adjusted pretax income	$1,185	$13,499

Fixed charges:
Interest expense	$7,067	$9,888
Estimate of interest within rental expense	1,212	1,040

Total fixed charges	$8,279	$10,928

Ratio of earnings to fixed charges	(1)	1.2

(1)	Adjusted pretax income was inadequate to cover fixed charges by $7.1 million for the three months ended March 31, 2009.